FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of December 2018

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  December 11, 2018

Press Release

Eltek Receives Extension to Regain Compliance with
Nasdaq Minimum Stockholders’ Equity Requirement

PETACH-TIKVA, Israel, December 11, 2018 - Eltek Ltd., (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that on December 7, 2018, it received a notice from the Listing Qualifications Department of Nasdaq advising that it has been granted an extension of time to regain compliance with the shareholders’ equity requirement of NASDAQ Listing Rule 5550(b)(1) (the “Rule”).

As previously reported, on October 2, 2018, the Company received a NASDAQ Staff (the “Staff”) Determination Letter indicating that it has failed to comply with the Rule, which requires the Company to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. The Company was given until November 16, 2018, to submit a plan to regain compliance.

The Company developed and submitted a plan to regain compliance with the shareholder’s equity requirement. The plan is based on a proposed rights offering to shareholders of the Company.  The Company has been informed by its controlling shareholder, Nistec Ltd. that it intends to exercise the rights to be offered to it in the rights offering, by converting approximately $2.5 million of debt owed to it by the Company, into ordinary shares of the Company. As is customary in rights offerings, it is expected that the rights offering will be made at a discount to market.

Under the terms of the extension, the Company must provide and update to the Staff on or before February 15, 2019 with respect to the proposed offering and the timeline to complete the offering. The Company must provide evidence of compliance with the Rule prior to March 31, 2019. In the event the Company does not satisfy the terms set forth in the December 7 letter by March 31, 2019, Nasdaq will provide written notification to the Company that its securities will be delisted. At such time, the Company may appeal such determination. In the event Eltek fails to evidence compliance upon filing its periodic report for the quarter ending March 31, 2019, the Company may be subject to delisting.

The Ordinary Shares to be issued by Eltek in the proposed rights offering have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company intends to file a registration statement with the Securities and Exchange Commission for purposes of registering the Ordinary Shares issuable in connection with the proposed rights offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

For more information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:

Amnon Shemer
Vice President, Finance and Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023